Press Release

Original English version

CTNA Announces $78 Million in New Investments for Mt. Vernon Facility

Investment Will Expand & Regionalize Commercial Operations; Equip Facility to Produce More than 90 percent of Commercial Tires for U.S. Market

MOUNT VERNON, IL, June 29, 2007. Continental Tire North America, Inc. (CTNA) today announced approximately $78 million in new investments for its Mt. Vernon facility. These new investments will significantly expand CTNA's commercial operations and regionalize the company's commercial tire production to better meet market demand in the United States.

"This is another major investment in our Mt. Vernon facility and one that will allow us to take our commercial operations to a new level," said CTNA Chief Executive Officer Matthias Schönberg. "The market demand in the U.S. for CTNA's commercial tires continues to grow, and this expansion will help us to serve all our customers better, faster and more efficiently."

The $78 million investment includes state-of-the-art tire building and storage equipment for commercial vehicle tires and more than 150,000 square feet of expanded building space to house the new equipment. Construction on the space and installation of the equipment will begin immediately, and the process is expected to be complete by the end of 2008. The expansion will equip Mt. Vernon to serve the majority of the U.S. commercial market. In addition, by producing more commercial tires in the Mt. Vernon facility, CTNA will free up global capacity in other regions including Europe and Asia.

"Today's announcement speaks volumes about CTNA's commitment to our commercial operations in the U.S.," said Executive Vice President of Commercial Vehicle Tires Tom Roydhouse. "Ultimately, we will manufacture 90 percent of CTNA's total commercial production for the U.S. right here in our Mt. Vernon facility."

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The investment announced today is in addition to the previously announced $70-100 million investment in both the passenger and commercial divisions at Mt. Vernon from 2006-09 as the facility continues to become globally cost competitive. More than $84 million of that investment has already been funded, bringing the total current investment in Mt. Vernon to more than $160 million.

"We have made significant investments in Mt. Vernon over the past 18 months because we continue to believe this facility has a very bright future," Schönberg continued. "There is still a lot of hard work ahead, but because of a strong commitment by employees, we've already seen important progress in our ability to be cost competitive here. I am thrilled to once again deliver on CTNA's commitment and to continue investing in the Mt. Vernon facility."

Continental Tire North America, Inc. (www.continentaltire.com), based in Charlotte, North Carolina, is a company of Germany-based Continental AG, a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of EUR 14.9 billion ($20.2 billion USD). At present it has a worldwide workforce of around 87,000.

Hank Eisenga
Continental Tire North America
Tel. 618 246-2620
E-Mail: hank.eisenga@conti-na.com

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